FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2010

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 11, 2010;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2010; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended June 30, 2010.

August 11, 2010

For immediate release

QUEBECOR INC. REPORTS ITS CONSOLIDATED RESULTS FOR SECOND QUARTER 2010

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Company”) today reported its consolidated financial results for the second quarter of 2010. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Second quarter 2010 highlights

➢	Quebecor records revenues of $994.0 million, up $47.6 million (5.0%) from the second quarter of 2009.

➢	Operating income[1] up $38.3 million (12.1%) to $354.2 million.

➢	Net income: $65.5 million ($1.02 per basic share), compared with $76.8 million ($1.19 per basic share) in the same period of 2009.

➢

Adjusted income from continuing operations:[2] $68.5 million ($1.06 per basic share), compared with $56.3 million ($0.88 per basic share) in the same period of 2009, an increase of $12.2 million ($0.18 per basic share) or 21.7%.

➢

Telecommunications segment: operating income up $31.3 million (13.5%). Net customer base change in three-month period ended June 30, 2010: +22,300 for cable telephone service, +10,100 for cable Internet access, -4,000 for cable television service, reflecting a busier moving season in Québec in 2010 (and counting 22,100-customer increase for Digital TV), +1,700 activated handsets on wireless telephone service.

➢

News Media segment’s operating income up $4.0 million (7.2%), posting significant growth for third consecutive quarter. Segment operating income (expressed as a percentage of revenues) was 22.0% in second quarter 2010 and 20.4% in 12-month period ended June 30, 2010.

➢

Estimated $24.0 million additional savings generated by restructuring initiatives in the News Media segment in the first half of 2010, compared with the same period of 2009, for total annualized savings of $90.0 million since the program began.

“Quebecor maintained its momentum in the second quarter of 2010, posting increases in revenue and operating income,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Adjusted income from continuing operations, which reflects the growth of the Company’s operating activities, not counting unusual or one-time items, was up 21.7%. The Telecommunications segment spearheaded our second quarter growth with significant year-over-year revenue and operating income increases, driven by customer increases for all its services. We are pressing ahead with the build-out of the Advanced Wireless Services (“AWS”) network in order to start it up this summer. As of June 30, 2010, all switching services and platforms were installed and operational. Siting and tower-sharing agreements had been signed for more than 95% of the antenna sites and the equipment was installed or being installed at all those sites. We remain focused on our promise to deliver a superior customer experience by rolling out a reliable, effective wireless network which, combined with our other products and exclusive content, will provide consumers with one-stop solutions to all their telecommunications needs.

“Building on the third consecutive quarter of strong operating income growth in the News Media segment, the Company is forging ahead with its various convergence initiatives, including the I.S.O. program, the operational integration of Canoe Inc. (“Canoe”), the startup of the Quebecor Media Network, the roll-out of the QMI Agency and the creation of the QMI National Sales Office.

[1]	See “Operating income” under “Definitions.”

[2]	See “Adjusted income from continuing operations” under “Definitions.”

Meanwhile, two new initiatives were introduced in the second quarter of 2010. The illicoweb.tv service, launched in June 2010, will offer Videotron Ltd. (“Videotron”) customers who subscribe to the Digital TV and Internet access services an exceptional range of content via the Web, at no additional cost. The service will gradually be expanded to include all the channels in the customer’s existing Digital TV package. And Sun TV News (The Sun TV News Channel), the new English-language news and opinion specialty channel we are planning to launch in the first quarter of 2011, will add a high-potential niche to Quebecor’s media portfolio.

“At the dawn of a new period of economic prosperity, Quebecor intends to seize every opportunity to develop its integrated business model in order to maximize its growth going forward.”

Table 1

Quebecor second quarter financial highlights, 2006-2010

(in millions of Canadian dollars, except per share data)

	2010	2009	2008	2007	2006
Revenues	$994.0	$946.4	$949.9	$821.4	$744.4
Operating income[1]	354.2	315.9	276.9	230.6	205.9
Income from continuing operations	65.5	76.8	57.5	50.1	17.6
Net income	65.5	76.8	57.5	43.4	13.7
Adjusted income from continuing operations[2]	68.5	56.3	41.5	37.7	30.4
Per basic share:
Income from continuing operations	1.02	1.19	0.90	0.78	0.27
Net income	1.02	1.19	0.90	0.67	0.21
Adjusted income from continuing operations[2]	1.06	0.88	0.61	0.59	0.47

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

Analysis of second quarter 2010 results

➢	Quebecor’s revenues increased $47.6 million (5.0%) to $994.0 million.

•	Revenues increased in Telecommunications (by $55.7 million or 11.4% of segment revenues) mainly due to customer growth for all services.

•

Revenues decreased in News Media (by $4.3 million or -1.6%), mainly because of lower advertising revenues at the community newspapers and lower circulation revenues, and in Leisure and Entertainment ($2.2 million or -3.2%).

➢

Operating income rose $38.3 million (12.1%) to $354.2 million due to increases in Telecommunications ($31.3 million or 13.5% of segment operating income), News Media ($4.0 million or 7.2%) and Broadcasting ($1.1 million or 4.4%).

➢	Quebecor’s net income totalled $65.5 million ($1.02 per basic share) in the second quarter of 2010, compared with $76.8 million ($1.19 per basic share) in the same period of 2009.

•	The $11.3 million ($0.17 per basic share) decrease was mainly due to:

•	$31.2 million increase in income tax expense, reflecting the unfavourable impact of unusual items, as well as higher pre-tax income;

•	$16.7 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	$6.9 million increase in financial expenses, including the $6.3 million unfavourable impact on operating items of exchange rate variances;

•	$6.7 million increase in amortization charge.

Partially offset by:

•	$38.3 million increase in operating income;

•	favourable variance in 2010 related to recognition in second quarter 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets.

➢

Adjusted income from continuing operations: $68.5 million in the second quarter of 2010 ($1.06 per basic share), compared with $56.3 million ($0.88 per basic share) in the same period of 2009, an increase of $12.2 million ($0.18 per basic share) or 21.7%.

2010/2009 year-to-date comparison

➢	Revenues: $1.94 billion, an increase of $92.4 million (5.0%).

•

Revenues increased in Telecommunications (by $106.5 million or 11.0% of segment revenues) essentially due to customer growth for all services, and in Interactive Technologies and Communications ($1.4 million or 3.0%).

•

Revenues decreased in News Media (by $8.9 million or -1.7%), mainly because of lower advertising revenues at the community newspapers and lower circulation revenues, and in Leisure and Entertainment ($5.0 million or -3.8%).

➢	Operating income: $642.7 million, an increase of $54.6 million (9.3%).

•

Operating income rose in Telecommunications ($59.4 million or 13.0% of segment operating income), News Media ($14.3 million or 16.8%) and Interactive Technologies and Communications ($0.6 million or 35.3%).

•	Revenues decreased in Broadcasting (by $4.5 million or -12.0%) and Leisure and Entertainment ($1.5 million or -26.8%).

➢

Changes in the fair value of Quebecor Media and in Quebecor’s stock price resulted in an aggregate $19.2 million ($0.17 per basic share) unfavourable variance in the stock-based compensation charge in the first half of 2010 compared with the same period of 2009.

➢	Net income: $103.8 million ($1.62 per basic share), compared with $134.5 million ($2.09 per basic share) in the first half of 2009.

•	The $30.7 million ($0.47 per basic share) decrease was mainly due to:

•	$35.5 million unfavourable variance in gains on valuation and translation of financial instruments;

•	$26.1 million increase in income tax expense, resulting mainly from unusual items;

•	$18.9 million increase in financial expenses, including the $14.1 million unfavourable impact on operating items of exchange rate variances;

•	recognition in first half of 2010 of losses on debt refinancing totalling $12.3 million;

•	$11.1 million increase in amortization charge.

Offset by:

•	$54.6 million increase in operating income;

•	favourable variance related to recognition in first half 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets.

➢

Adjusted income from continuing operations: $115.3 million in the first half of 2010 ($1.79 per basic share), compared with $99.4 million ($1.55 per basic share) in the same period of 2009, an increase of $15.9 million ($0.24 per basic share) or 16.0%.

Financing activities

•

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. This transaction led to the reclassification to income of a $1.9 million loss (excluding income tax and non-controlling interest) previously recorded under other comprehensive income. Osprey Media’s credit facilities were cancelled on June 30, 2010.

Dividends

On August 10, 2010, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 21, 2010 to shareholders of record at the close of business on August 27, 2010. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2010 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at: <www.quebecor.com/InvestorCenter/ QIQuarterlyReports.aspx> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss the second quarter 2010 results of Quebecor and Quebecor Media on August 11, 2010, at 11:00 a.m. ET. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 58309#. A tape recording of the call will be available from August 11 to September 11, 2010 by dialling 1 877 293-8133, access code 373576#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/InvestorCenter/QIConferenceCall.aspx>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2009.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 11, 2010 and are subject to change after this date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups. Quebecor Media Inc. owns operating companies in numerous media-related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages™, publisher of print and online directories.

Information:

Jean-François Pruneau	J. Serge Sasseville
Vice President, Finance	Vice President, Corporate and Institutional Affairs
514 380-4144	514 380-1864

DEFINITIONS

Operating income

In its analysis of operating results, the Company defines operating income, as reconciled to net income under Canadian generally accepted accounting principles (“GAAP”), as net income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income tax and non-controlling interest. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Operating income:
Telecommunications	$264.0	$232.7	$515.7	$456.3
News Media	59.6	55.6	99.6	85.3
Broadcasting	26.2	25.1	33.0	37.5
Leisure and Entertainment	4.2	4.8	4.1	5.6
Interactive Technologies and Communications	1.3	1.3	2.3	1.7
Head Office	(1.1)	(3.6)	(12.0)	1.7

	354.2	315.9	642.7	588.1
Amortization	(91.8)	(85.1)	(181.5)	(170.4)
Financial expenses	(69.9)	(63.0)	(141.8)	(122.9)
(Loss) gain on valuation and translation of financial instruments	(4.6)	12.1	(9.3)	26.2
Restructuring of operations, impairment of assets and other special items	(1.0)	(0.8)	(3.4)	(4.2)
Loss on debt refinancing	(1.9)	—	(12.3)	—
Impairment of goodwill and intangible assets	—	(13.6)	—	(13.6)
Income tax	(54.1)	(22.9)	(78.4)	(52.3)
Non-controlling interest	(65.4)	(65.8)	(112.2)	(116.4)

Net income	$65.5	$76.8	$103.8	$134.5

Adjusted income from continuing operations

The Company defines adjusted income from continuing operations, as reconciled to net income under Canadian GAAP, as net income before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing and impairment of goodwill and intangible assets, net of income tax and non-controlling interest. Adjusted income from continuing operations as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operations is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income measure used in the consolidated financial statements of Quebecor.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Adjusted income from continuing operations	$68.5	$56.3	$115.3	$99.4
(Loss) gain on valuation and translation of financial instruments	(4.6)	12.1	(9.3)	26.2
Restructuring of operations, impairment of assets and other special items	(1.0)	(0.8)	(3.4)	(4.2)
Loss on debt refinancing	(1.9)	—	(12.3)	—
Impairment of goodwill and intangible assets	—	(13.6)	—	(13.6)
Income tax related to adjustments[1]	1.7	27.8	6.6	35.3
Non-controlling interest related to adjustments	2.8	(5.0)	6.9	(8.6)

Net income	$65.5	$76.8	$103.8	$134.5

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its monthly cable television, Internet access, cable telephone and wireless telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Revenues
Telecommunications	$543.1	$487.4	$1,071.4	$964.9
News Media	271.3	275.6	519.4	528.3
Broadcasting	110.9	111.5	220.5	221.3
Leisure and Entertainment	66.0	68.2	127.3	132.3
Interactive Technologies and Communications	23.9	23.6	47.7	46.3
Inter-segment	(21.2)	(19.9)	(44.2)	(43.4)

	994.0	946.4	1,942.1	1,849.7

Operating expenses	639.8	630.5	1,299.4	1,261.6
Amortization	91.8	85.1	181.5	170.4
Financial expenses	69.9	63.0	141.8	122.9
Loss (gain) on valuation and translation of financial instruments	4.6	(12.1)	9.3	(26.2)
Restructuring of operations, impairment of assets and other special items	1.0	0.8	3.4	4.2
Loss on debt refinancing	1.9	—	12.3	—
Impairment of goodwill and intangible assets	—	13.6	—	13.6

Income before income taxes and non-controlling interest	185.0	165.5	294.4	303.2
Income taxes:
Current	40.0	7.4	60.8	6.6
Future	14.1	15.5	17.6	45.7

	54.1	22.9	78.4	52.3

	130.9	142.6	216.0	250.9
Non-controlling interest	(65.4)	(65.8)	(112.2)	(116.4)

Net income	$65.5	$76.8	$103.8	$134.5

Earnings per share
Basic
Net income	$1.02	$1.19	$1.62	$2.09
Diluted
Net income	1.00	1.19	1.59	2.09

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Weighted average number of diluted shares (in millions)	64.9	64.3	64.9	64.3

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Net income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$264.0	$232.7	$515.7	$456.3
News Media	59.6	55.6	99.6	85.3
Broadcasting	26.2	25.1	33.0	37.5
Leisure and Entertainment	4.2	4.8	4.1	5.6
Interactive Technologies and Communications	1.3	1.3	2.3	1.7
Head Office	(1.1)	(3.6)	(12.0)	1.7

	$354.2	$315.9	$642.7	$588.1

Amortization
Telecommunications	$69.0	$62.1	$136.2	$124.1
News Media	14.8	15.2	29.5	29.9
Broadcasting	3.7	3.5	7.4	7.1
Leisure and Entertainment	2.5	2.4	4.8	4.8
Interactive Technologies and Communications	1.0	1.1	1.9	2.2
Head Office	0.8	0.8	1.7	2.3

	$91.8	$85.1	$181.5	$170.4

Additions to property, plant and equipment
Telecommunications	$155.3	$102.1	$283.5	$203.9
News Media	1.0	6.3	3.3	16.8
Broadcasting	4.9	3.5	8.5	8.5
Leisure and Entertainment	1.8	0.4	2.6	1.1
Interactive Technologies and Communications	1.1	1.4	1.6	2.2
Head Office	0.8	1.4	1.2	2.0

	$164.9	$115.1	$300.7	$234.5

Additions to intangible assets
Telecommunications	$24.8	$24.6	$48.9	$45.0
News Media	3.0	0.9	5.7	2.8
Broadcasting	2.4	2.5	2.8	2.9
Leisure and Entertainment	2.7	1.2	4.1	2.4

	$32.9	$29.2	$61.5	$53.1

Externally acquired intangible assets	$16.9	$18.5	$30.8	$30.0
Internally generated intangible assets	16.0	10.7	30.7	23.1

	$32.9	$29.2	$61.5	$53.1

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Net income	$65.5	$76.8	$103.8	$134.5

Other comprehensive income:
Unrealized gain (loss) on translation of net investments in foreign operations	0.6	(1.2)	(2.9)	(1.3)
Gain (loss) on valuation of derivative financial instruments	76.3	(2.6)	103.1	3.8
Income taxes related to derivative financial instruments	(16.1)	25.4	(17.5)	16.5
Non-controlling interest	(27.4)	(9.9)	(37.4)	(8.7)
Reclassification to income of other comprehensive loss related to derivative financial instruments, net of income taxes of $0.5 million and $2.5 million and of non-controlling interest of $0.7 million and $2.7 million, in the three and six-month periods ended June 30, 2010, respectively	0.7	—	3.2	—

	34.1	11.7	48.5	10.3
Comprehensive income	$99.6	$88.5	$152.3	$144.8

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2008	$346.6	$—	$565.3	$(27.5)	$884.4
Net income	—	—	134.5	—	134.5
Dividends	—	—	(6.4)	—	(6.4)
Related party transactions	—	4.8	—	—	4.8
Other comprehensive income	—	—	—	10.3	10.3

Balance as of June 30, 2009	346.6	4.8	693.4	(17.2)	1,027.6
Net income	—	—	143.2	—	143.2
Dividends	—	—	(6.5)	—	(6.5)
Related party transactions	—	(0.1)	—	—	(0.1)
Other comprehensive income	—	—	—	6.2	6.2

Balance as of December 31, 2009	346.6	4.7	830.1	(11.0)	1,170.4
Net income	—	—	103.8	—	103.8
Dividends	—	—	(6.4)	—	(6.4)
Other comprehensive income	—	—	—	48.5	48.5

Balance as of June 30, 2010	$346.6	$4.7	$927.5	$37.5	$1,316.3

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cash flows related to operating activities
Net income	$65.5	$76.8	$103.8	$134.5
Adjustments for:
Amortization of property, plant and equipment	78.6	73.0	155.6	146.5
Amortization of intangible assets and other assets	13.2	12.1	25.9	23.9
Loss (gain) on valuation and translation of financial instruments	4.6	(12.1)	9.3	(26.2)
Amortization of financing costs and long-term debt discount	3.2	2.7	6.2	4.8
Loss on debt refinancing	1.9	—	12.3	—
Impairment of property, plant and equipment and other assets	5.7	—	5.7	—
Impairment of goodwill and intangible assets	—	13.6	—	13.6
Future income taxes	14.1	15.5	17.6	45.7
Non-controlling interest	65.4	65.8	112.2	116.4
Other	(5.2)	(4.0)	(4.0)	(2.1)

	247.0	243.4	444.6	457.1
Net change in non-cash balances related to operating activities	(28.1)	(36.4)	(59.7)	(124.8)

Cash flows provided by operating activities	218.9	207.0	384.9	332.3

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(0.1)	(1.5)	(1.1)	(2.5)
Business disposals, net of cash and cash equivalents	0.8	5.0	1.8	11.4
Additions to property, plant and equipment	(164.9)	(115.1)	(300.7)	(234.5)
Additions to intangible assets	(32.9)	(29.2)	(61.5)	(53.1)
Proceeds from disposals of assets	45.9	0.5	47.3	1.0
Net change in temporary investments	—	—	30.0	—
Other	—	(0.2)	—	—

Cash flows used in investing activities	(151.2)	(140.5)	(284.2)	(277.7)

Cash flows related to financing activities
Net change in bank indebtedness	3.5	(7.8)	3.0	11.7
Issuance of long-term debt, net of financing fees	(1.2)	—	292.7	325.5
Net change under revolving bank facilities	(7.5)	(16.3)	2.6	(221.9)
Repayments of long-term debt	(131.5)	(9.9)	(320.2)	(23.9)
Settlement of hedging contracts	(1.5)	—	(32.4)	—
Dividends	(6.4)	(6.4)	(6.4)	(6.4)
Dividends paid to non-controlling shareholders	(9.7)	(9.2)	(18.2)	(18.3)

Cash flows (used in) provided by financing activities	(154.3)	(49.6)	(78.9)	66.7

Net change in cash and cash equivalents	(86.6)	16.9	21.8	121.3

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	(0.3)	(1.0)	(0.4)
Cash and cash equivalents at beginning of period	407.7	114.3	300.0	10.0

Cash and cash equivalents at end of period	$320.8	$130.9	$320.8	$130.9

Cash and cash equivalents consist of
Cash	$65.2	$38.2	$65.2	$38.2
Cash equivalents	255.6	92.7	255.6	92.7

	$320.8	$130.9	$320.8	$130.9

Non-cash investing activities
Additions to property, plant and equipment and intangible assets financed with accounts payable	$25.3	$7.1	$115.3	$53.3

Cash interest payments	$117.6	$106.0	$154.9	$151.2
Cash income tax payments (net of refunds)	9.5	3.7	27.2	8.8

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$320.8	$300.0
Cash and cash equivalents in trust	5.3	5.3
Temporary investments	—	30.0
Accounts receivable	477.0	519.8
Income taxes	4.7	1.3
Inventories	172.9	176.1
Prepaid expenses	48.9	29.1
Future income taxes	44.6	49.8

	1,074.2	1,111.4

Property, plant and equipment	2,611.4	2,498.6
Intangible assets	1,084.4	1,052.7
Derivative financial instruments	99.0	49.0
Other assets	137.0	122.5
Future income taxes	17.3	12.5
Goodwill	3,505.4	3,506.1

	$8,528.7	$8,352.8

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$4.8	$1.8
Accounts payable and accrued charges	677.3	794.6
Deferred revenue	241.1	234.7
Income taxes	47.2	16.3
Current portion of long-term debt	62.2	68.6

	1,032.6	1,116.0

Long-term debt	3,819.3	3,811.9
Derivative financial instruments	328.4	422.4
Other liabilities	157.3	129.4
Future income taxes	523.9	485.9
Non-controlling interest	1,350.9	1,216.8

Shareholders’ equity
Capital stock	346.6	346.6
Contributed surplus	4.7	4.7
Retained earnings	927.5	830.1
Accumulated other comprehensive income (loss)	37.5	(11.0)

	1,316.3	1,170.4

	$8,528.7	$8,352.8

6

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2010

For additional information, please contact

Jean-François Pruneau, Vice-president, Finance, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2010

Earnings per Share

	2nd Quarter		YTD
	2010	2009	2010	2009
Earnings per share (basic)	$1.02	$1.19	$1.62	$2.09
Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$1.06	$0.88	$1.79	$1.55

Reconciliation of earnings per share

	2nd Quarter		YTD
	2010	2009	2010	2009
Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$1.06	$0.88	$1.79	$1.55
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible assets	(0.02)	0.14	(0.15)	0.11
(Loss) gain on valuation and translation of financial instruments	(0.02)	0.17	(0.02)	0.43

Total	(0.04)	0.31	(0.17)	0.54

Reported earnings per share (basic)	$1.02	$1.19	$1.62	$2.09

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2010

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2011 (availability: $150)		$83.6
Mortgage loan due in 2012		35.4

		$119.0

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$58.4
Term loan “A” due in 2011		46.8
Term loan “B” due in 2013		171.1
7 3/4% Senior Notes due in 2016		1,234.9

		1,511.2

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
Export Financing “A” due in 2018		—
Export Financing “B” due in 2016		—
6 7/8% Senior Notes due in 2014		697.4
6 3/8% Senior Notes due in 2015		185.8
9 1/8% Senior Notes due in 2018		751.3
7 1/8% Senior Notes due in 2020		300.0

		1,934.5

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		38.1
7 5/8% Senior Notes due in 2013		211.1

		249.2

TVA Group Inc. and its subsidiaries
Revolving credit facility due in 2012 (availability: $100)		16.9
Term Loan due in 2014		75.0

		91.9

Total Quebecor Media Inc.		$3,786.8

TOTAL LONG TERM DEBT		$3,905.8

Bank indebtedness		4.8
Exchangeable debentures—QI		2.1
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QI1		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QMI[1]		353.8

Cash and cash equivalents[2]:
Quebecor Inc.		5.3
Quebecor Media Inc.		320.8
Videotron Ltd.	$245.4
Sun Media Corporation	62.0
Osprey Media Publishing Inc.	3.0
Quebecor Media Parent	8.6
Other (subsidiaries not 100% owned)	1.8

		$326.1

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2010

Operating Results

	2010		2009
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed (‘000)	2,594.5	2,582.8	2,575.3	2,573.6	2,563.1
Basic Subscribers (‘000)	1,781.5	1,785.5	1,777.0	1,759.7	1,732.6
Basic Penetration	68.7%	69.1%	69.0%	68.4%	67.6%
Extended Tier Subscribers (‘000)	1,581.4	1,578.6	1,565.3	1,541.6	1,510.1
Extended Tier Penetration	88.8%	88.4%	88.1%	87.6%	87.2%
Digital Set-Top Boxes (‘000)	1,575.0	1,535.3	1,484.1	1,400.0	1,317.3
Digital Subscribers (‘000)	1,142.0	1,119.9	1,084.1	1,042.4	990.3
Digital Penetration	64.1%	62.7%	61.0%	59.2%	57.2%
Cable Internet Subscribers (‘000)	1,201.7	1,191.6	1,170.6	1,145.4	1,109.9
Cable Internet Penetration	67.5%	66.7%	65.9%	65.1%	64.1%
Cable Telephony Subscribers (‘000)	1,065.3	1,043.0	1,014.0	979.1	934.8
Cable Telephony Penetration	59.8%	58.4%	57.1%	55.6%	54.0%
Wireless Lines (‘000)	87.0	85.3	82.8	79.8	73.5

	2nd Quarter			YTD
	2010	2009	VAR	2010	2009	VAR
(in millions)
Revenues	$543.1	$487.4	11.4%	$1,071.4	$964.9	11.0%
Cable Television	235.5	216.4	8.8%	465.4	428.1	8.7%
Internet	159.1	140.4	13.3%	317.1	277.3	14.4%
Telephony	101.3	86.1	17.7%	199.7	168.6	18.4%
Wireless Telephony	12.2	10.0	22.0%	23.8	19.1	24.6%
Business Solution	14.7	14.5	1.4%	28.6	29.1	-1.7%
Other	20.3	20.0	1.5%	36.8	42.7	-13.8%

EBITDA	$264.0	$232.7	13.5%	$515.7	$456.3	13.0%
EBITDA Margin (%)	48.6%	47.7%		48.1%	47.3%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$28.5	$28.0		$49.1	$54.1
Scalable Infrastructure	80.5	39.1		132.3	63.6
Line Extensions	17.9	10.9		31.7	22.0
Upgrade / Rebuild	30.2	22.7		60.2	44.4
Support Capital	11.3	16.4		36.5	46.3

Total - NCTA Classification	$168.4	$117.1	43.8%	$309.8	$230.4	34.5%
Other	11.7	9.6		22.6	18.5

Total	$180.1	$126.7	42.1%	$332.4	$248.9	33.5%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$43.97	$41.64		$43.49	$41.29
Total ARPU	$94.88	$87.15		$94.00	$86.12

NEWS MEDIA

Supplementary Disclosure

June 30, 2010

Operating Results

	2nd Quarter			YTD
	2010	2009	VAR	2010	2009	VAR
Linage (‘000)
Urban Dailies	42,253	40,299	4.8%	80,531	77,395	4.1%

(in millions)
Revenues	$271.3	$275.6	-1.6%	$519.4	$528.3	-1.7%
Advertising	199.6	204.8	-2.5%	377.0	387.3	-2.7%
Circulation	50.7	52.4	-3.2%	100.4	106.1	-5.4%
Other	21.0	18.4	14.1%	42.0	34.9	20.3%

Urban Dailies	$156.3	$152.2	2.7%	$299.2	$295.3	1.3%
Community Newspapers	107.9	113.7	-5.1%	203.9	215.2	-5.3%
Other	49.5	49.6	-0.2%	96.0	95.1	0.9%
Eliminations	(42.4)	(39.9)	n.m.	(79.7)	(77.3)	n.m.

EBITDA	$59.6	$55.6	7.2%	$99.6	$85.3	16.8%
EBITDA Margin (%)	22.0%	20.2%		19.2%	16.1%

Change in Newsprint Expense			-15.2%			-20.4%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2010

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2010

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2010, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.

Non-GAAP Financial Measures

The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our second quarter of 2010 Management Discussion and Analysis under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay Vice-President and Secretary

Date: August 12, 2010